EXHIBIT 99.1

Nebius Group confirms schedule for resumption of trading on Nasdaq and provides further company background information

Amsterdam, October 21, 2024 — Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS) confirms that the trading of the Company’s Class A ordinary shares on the Nasdaq Global Select Market is scheduled to resume at 9:00 a.m. Eastern Time today.

In advance of the resumption of trading, on Friday October 18, the Company published a detailed investor presentation about Nebius Group and a webcast recording from the group’s Chairman John Boynton and CEO Arkady Volozh.

On October 20, the Company made available supplementary information and responses to key investor questions, and also expanded the Frequently Asked Questions section on the Company's Investor Relations page.

About Nebius Group

Nebius Group is a technology company building full stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the Company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks and data center design), Nebius Group gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

The group also operates three additional businesses under their own distinctive brands: Toloka – a data partner for all stages of AI development from training to evaluation; TripleTen – a leading edtech platform specialising in reskilling individuals for successful careers in tech; and Avride – one of the world’s most experienced self-driving teams focusing on driverless cars and delivery robots.

www.nebius.com

Contacts

Investor Relations askIR@nebius.com

Media Relations media@nebius.com

Disclaimer

Forward Looking Statements

This press release and the materials referenced herein contain forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our review of strategic options to accelerate growth, business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.   The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully operate and develop a fundamentally different, early-stage group following the divestment of a significant portion of our historical operations; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Notwithstanding the completion of the full divestment of our Russian businesses, we also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2024, which are available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this release is as of October 21, 2024, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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